UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 2

to

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CYPRESS SEMICONDUCTOR CORPORATION

(Name of Subject Company (Issuer) and Name of Filing Persons (Offeror))

1.00% Convertible Senior Notes due September 15, 2009

(Title of Class of Securities)

232806 AJ 8 and 232806 AK 5

(CUSIP Number of Class of Securities)

T. J. Rodgers

President and Chief Executive Officer

Cypress Semiconductor Corporation

198 Champion Court

San Jose, California 95134

(408) 943-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

COPIES TO:

Larry W. Sonsini

Todd Cleary

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304-1050

Tel: (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$ 850,000,000(1)	$33,405.00(2)

(1)	Estimated only for the purposes of calculating the filing fee. This amount was based on the purchase of $531,250,000 aggregate principal amount of outstanding 1.00% Convertible Senior Notes due September 15, 2009 at a maximum tender offer price of $1,600 per $1,000 principal amount of notes.
(2)	The amount of the filing fee was calculated at a rate of $39.30 per $1,000,000 of the transaction value.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $31,440	Filing Party: Cypress Semiconductor Corporation
Form or Registration No.: Schedule TO-I	Date Filed: August 14, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2008, as amended by Amendment No. 1 to Schedule TO filed on August 20, 2008 (as amended and supplemented, the “Schedule TO”) by Cypress Semiconductor Corporation, a Delaware corporation (“Cypress” or the “Company), and relates to an offer by Cypress to purchase up to $531,250,000 aggregate principal amount of its outstanding 1.00% Convertible Senior Notes due September 15, 2009 (the “Notes”) for cash at a purchase price determined in accordance with the Offer to Purchase (defined below) and in any event not greater than $1,600, nor less than $1,000, per $1,000 principal amount of Notes, upon the terms and subject to the conditions set forth in the offer to purchase, dated August 14, 2008 (a copy of which was filed as exhibit (a)(1)(i) to the Schedule TO), as amended and restated by the Amended Offer to Purchase dated as of August 26, 2008 (a copy of which is attached as exhibit (a)(1)(vii) hereto, the “Offer to Purchase”) and the related letter of transmittal (a copy of which was previously filed as exhibit (a)(1)(ii) to the Schedule TO) as amended and restated by the Amended Letter of Transmittal (a copy of which is attached as exhibit (a)(1)(viii) hereto, the “Letter of Transmittal,”). The Offer to Purchase and Letter of Transmittal, together with any supplements or amendments thereto, collectively constitute the “Offer”.

This Amendment No. 2 is being filed solely (i) to reflect the inclusion of a total cap on the aggregate principal amount of Notes Cypress will purchase in the Offer, set at $531,250,000, (ii) to reflect the increase in the amount of the second bullet point of the Purchase Price formula such that the maximum Purchase Price paid per $1,000 principal amount of Notes is increased from $1,400 to $1,600, (iii) to extend the table on the cover page of the Offer to Purchase, including the row entitled “premium” which is used in the calculation of the Purchase Price described in the formula on such cover page, to include Ten Day VWAP amounts over $32.00 in order to reflect the effects of the increased maximum Purchase Price on the actual Purchase Price payable to Note holders, (iv) to reflect the changes previously made to the Offer to Purchase dated August 14, 2008 by Amendment No. 1 to Schedule TO filed with the SEC on August 20, 2008, (v) to reflect changes made to the pro forma financial statements contained in the Offer to Purchase as a result of (i) through (iv) above, (vi) to incorporate by reference the Company’s current report on Form 8-K, filed with the SEC on August 22, 2008, (vii) to update the description and timing of the Proposed SunPower Spin-Off, (viii) to reflect the elimination of the Maximum Aggregate Purchase Price and (ix) other ancillary changes, including updates to the market prices of our and SunPower’s common stock.

ITEM 1.	SUMMARY TERM SHEET.

Item 1 of the Schedule TO is hereby amended and supplemented to incorporate by reference the Offer to Purchase as amended and restated by the Amended Offer to Purchase dated August 26, 2008 reflecting, among other things, changes made to the answer to the question “How will fluctuations in the trading price of our common shares affect the consideration offered to holders of Notes?” under the section entitled “Summary Term Sheet” of the Offer to Purchase as a result of items (i) through (iii) and item (viii) in the second paragraph of the Introductory Statement above.

Item 1 of the Schedule TO is hereby amended and supplemented by adding the following sentence to replace the second to last sentence within the answer to the question “How will you pay for my Notes?” under the section entitled “Summary Term Sheet” of the Offer to Purchase as follows:

“The sale closed on August 21, 2008.”

ITEM 2.	SUBJECT COMPANY INFORMATION.

Item 2(c) of the Schedule TO is hereby amended and supplemented to incorporate by reference the Offer to Purchase as amended and restated by the Amended Offer to Purchase dated August 26, 2008 reflecting changes made as a result of item (ix) in the second paragraph of the Introductory Statement above to the Offer to Purchase.

ITEM 4.	TERMS OF THE TRANSACTION.

Item 4(a) of the Schedule TO is hereby amended and supplemented to incorporate by reference the Offer to Purchase as amended and restated by the Amended Offer to Purchase dated August 26, 2008 reflecting, among other things, changes made as a result of items (i) through (iv) and item (viii) in the second paragraph of the Introductory Statement above to the Offer to Purchase.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Item 6(a) and Items 6(c)(1), (2), (3) and (9) of the Schedule TO are hereby amended and supplemented to incorporate by reference the Offer to Purchase as amended and restated by the Amended Offer to Purchase dated August 26, 2008 reflecting, among other things, changes made as a result of items (i) through (iv) and item (viii) in the second paragraph of the Introductory Statement above to the Offer to Purchase.

Item 6(c)(2) of the Schedule TO is hereby amended and supplemented by adding the following sentence to replace the last sentence of the first paragraph under the subheading “Other Plans and Arrangements” in Section 12 of the Offer to Purchase as follows:

“The sale closed on August 21, 2008.”

Item 6(c)(1) and (2) of the Schedule TO is hereby amended and supplemented by adding the following paragraph after the first paragraph under the subheading “The Proposed SunPower Spin-Off” in Section 12 of the Offer to Purchase:

“On August 21, 2008, our Board of Directors met and established a committee of the Board of Directors authorized to approve the distribution of the Spin Dividend to holders of our common stock. The committee was also authorized to establish the record date and payment date for such distribution. The committee is expected to establish the record date and distribution date following the conclusion of the SEC’s review of SunPower’s preliminary information statement on Schedule 14C, which was filed with the SEC on August 12, 2008. Assuming a timely resolution of the SEC’s comments to SunPower’s information statement and final approval by the committee, the record date is currently anticipated to occur in September 2008 and the distribution date is currently anticipated to occur in the first half of October 2008 or earlier, if practicable. This anticipated timing reflects current expectations only and may be modified.”

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 7(a) of the Schedule TO is hereby amended and supplemented by adding the following sentence to replace the second to last sentence within Section 9 of the Offer to Purchase entitled “Source and Amount of Funds” as follows:

“The sale closed on August 21, 2008.”

ITEM 11.	ADDITIONAL INFORMATION.

Item 11(b) of the Schedule TO is hereby amended and supplemented by amending and restating the third bullet point after the first paragraph under the section entitled “Incorporation of Documents by Reference” of the Offer to Purchase in its entirety as follows:

“The Company’s current reports on Form 8-K, filed with the SEC on January 22, 2008, February 7, 2008, February 22, 2008, February 25, 2008, March 28, 2008, April 2, 2008, July 2, 2008, July 17, 2008, August 4, 2008, August 7, 2008, August 14, 2008, August 20, 2008 and August 22, 2008.”

Item 11(b) of the Schedule TO is hereby amended and supplemented to incorporate by reference the Offer to Purchase as amended and restated by the Amended Offer to Purchase dated August 26, 2008 reflecting, among other things, changes made to section 14 “Financial Statements” of the Offer to Purchase as a result of item (v) in the second paragraph of the Introductory Statement above.

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by the addition of exhibits (a)(1)(vii), (a)(1)(viii), (a)(1)(ix), (a)(1)(x), (a)(1)(xi) and (a)(5)(ii), and, as so amended, is restated as follows:

(a)(1)(i)	Offer to Purchase, dated August 14, 2008. *

(a)(1)(ii)	Letter of Transmittal. *

(a)(1)(iii)	Notice of Guaranteed Delivery. *

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(v)	Letter to Clients. *

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *

(a)(1)(vii)	Amended Offer to Purchase, dated August 26, 2008.

(a)(1)(viii)	Amended Letter of Transmittal.

(a)(1)(ix)	Amended Notice of Guaranteed Delivery.

(a)(1)(x)	Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(xi)	Amended Letter to Clients.

(a)(5)(i)	Press Release, dated August 14, 2008. *

(a)(5)(ii)	Press Release, dated August 26, 2008.

(d)(1)	Indenture, dated as of March 13, 2007, between the Company and the U.S. Bank National Association, as trustee (incorporated herein by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-3, as amended, initially filed with the Securities and Exchange Commission (the “SEC”) on May 17, 2007 (No. 333-143042)).

(d)(2)	Registration Rights Agreement March 13, 2007, between the Company and Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and Lehman Brothers Inc., as initial purchasers (incorporated herein by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 10, 2007 (No. 001-10079)).

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed with the Schedule TO on August 14, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CYPRESS SEMICONDUCTOR CORPORATION

By:	/S/ BRAD W. BUSS
Name:	Brad W. Buss
Title:	Executive Vice President, Finance & Administration, and Chief Financial Officer

Dated: August 26, 2008

EXHIBIT INDEX

Exhibit	Description
(a)(1)(i)	Offer to Purchase, dated August 14, 2008.*
(a)(1)(ii)	Letter of Transmittal.*
(a)(1)(iii)	Notice of Guaranteed Delivery.*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Letter to Clients.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Amended Offer to Purchase, dated August 26, 2008.
(a)(1)(viii)	Amended Letter of Transmittal.
(a)(1)(ix)	Amended Notice of Guaranteed Delivery.
(a)(1)(x)	Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(xi)	Amended Letter to Clients.
(a)(5)(i)	Press Release, dated August 14, 2008.*
(a)(5)(ii)	Press Release, dated August 26, 2008.
(d)(1)	Indenture, dated as of March 13, 2007, between the Company and the U.S. Bank National Association, as trustee (incorporated herein by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-3, as amended, initially filed with the Securities and Exchange Commission (the “SEC”) on May 17, 2007 (No. 333-143042)).
(d)(2)	Registration Rights Agreement March 13, 2007, between the Company and Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and Lehman Brothers Inc., as initial purchasers (incorporated herein by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 10, 2007 (No. 001-10079)).

*	Previously filed with the Schedule TO on August 14, 2008.